RANDAL R. JONES
(206) 903-8814
FAX (206) 903-8820
JONES.RANDAL@DORSEY.COM
June 26, 2009
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re: OncoGenex Pharmaceuticals — Registration Statement on Form S-3 (File No. 333-160251) filed on June 26, 2009
Dear Sir or Madam,
In connection with the Registration Statement on Form S-3 (file no. 333-160251) filed on June 26, 2009 by OncoGenex Pharmaceuticals, Inc., we are furnishing the correspondence attached as Exhibit A required under National Instrument 71-101.

Very truly yours,
/s/ Randal R. Jones
Randal R. Jones

EXHIBIT A

NOTICE OF FILING PURSUANT TO NATIONAL INSTRUMENT 71-101
The Multijurisdictional Disclosure System

TO:	British Columbia Securities Commission

AND TO:	The United States Securities and Exchange Commission

RE:	OncoGenex Pharmaceuticals, Inc. (the “Company”)
The Company has today filed a preliminary MJDS prospectus dated June 26, 2009, pursuant to National Instrument 71-101, The Multijurisdictional Disclosure System (“NI 71-101”), and designates the British Columbia as the principal jurisdiction in Canada.
DATED June 26, 2009.
ONCOGENEX PHARMACEUTICALS, INC.

/s/ Scott Cormack Scott Cormack
President and Chief Executive Officer